Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

BLOCK LISTING

Jersey, Channel Islands, 10 August 2018 – Randgold Resources announces that an application has been made to the London Stock Exchange and the Financial Conduct Authority for a block listing of the following shares in respect of the following employee share schemes of the Company:

(a)	1 000 000 ordinary shares of US$0.05 each in relation to the Randgold Resources Limited Long Term Incentive Plan; and

(b)	500 000 ordinary shares of US$0.05 each in relation to the Randgold Resources Limited Annual Bonus Plan,

each to be admitted to the Official List of the London Stock Exchange. The shares referred to above will rank pari passu in all respects with the existing ordinary shares in issue of the Company.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com